

Hamiel O. Schorr, age 42,
COO, Extended Longevity, Inc.

Expert in Product & Brand Development specializing in Graphic & Industrial design. Mr. Schorr has led product identity and branding development teams. He is knowledgeable in using high-grade glass distillation and extraction equipment for large scale production.

• 2001-Industrial Designer at Stratos Product Development in Seattle WA.

• 2005-Present COO, Bioponic Phytoceuticals. Inc.
Responsible for product development, natural
product formulation and production, product concept ideation and creation, graphic design, and sales and marketing.

• 2008-2013 Production Manager, KonaRed Corporation, a publicly traded company (NASDAQ: KRED). Led the production team in the manufacture of coffee fruit extract.